UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008 **Commission file number 001-03344**

SARA LEE CORPORATION 401(K) PLAN
(Full title of the plan)

SARA LEE CORPORATION
3500 Lacey Road
Downers Grove, Illinois 60515

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Sara Lee Corporation 401(k) Plan ("the Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2009

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2008

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note F)	$ 552,022,953	$ (29,487,231)	$ 522,535,722
Net assets reflecting all investments at fair value	552,022,953	(29,487,231)	522,535,722
Adjustment from fair value to contract value for fully benefit-responsive contracts	5,799,333	-	5,799,333
Net assets available for benefits	$ 557,822,286	$ (29,487,231)	$ 528,335,055

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2007

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note F)	$ 705,062,708	$ 23,774,325	$ 728,837,033
Net assets reflecting all investments at fair value	705,062,708	23,774,325	728,837,033
Net assets available for benefits	$ 705,062,708	$ 23,774,325	$ 728,837,033

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2008

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 25,464,793	$ 13,891,001	$ 39,355,794
Participant	47,564,217	-	47,564,217
Total additions	73,029,010	13,891,001	86,920,011
Deductions			
Investment loss			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment loss (Note F)	165,288,426	49,872,872	215,161,298
Benefits paid to participants	62,745,287	-	62,745,287
Interest expense	-	7,261,483	7,261,483
Administrative expenses	2,365,344	-	2,365,344
Total deductions	230,399,057	57,134,355	287,533,412
Allocation of shares (net of dividends) of Sara Lee Corporation stock, at fair value (Note E)	9,923,348	(9,923,348)	-
Decreases in net assets prior to transfers	(147,446,699)	(53,166,702)	(200,613,401)
Transfer out	-	(94,854)	(94,854)
Transfer in due to plan mergers (Note D)	206,277	-	206,277
Net decrease	(147,240,422)	(53,261,556)	(200,501,978)
Net assets available for benefits			
Beginning of the year	705,062,708	23,774,325	728,837,033
End of the year	$ 557,822,286	$ (29,487,231)	$ 528,335,055

The accompanying notes are an intergral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation ("the Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as subsequently amended.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan ("the ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan ("the ERG ESOP") (collectively "the ESOPS"), separate plans sponsored by the Company, were merged into the Plan. See Note E for further details.

Effective January 1, 2006, the Plan was amended and restated to reflect the redesign of the retirement program.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). Certain employees who become eligible to participate in the Plan on or after July 1, 2005 will be automatically enrolled in the Plan at a contribution rate of 4% of eligible pay. Participants who have attained age 50 and over may make an additional "catch-up" contribution, in accordance with the Plan. In addition, certain groups of participants are eligible for Company contributions as defined in the Plan agreement. Effective January 1, 2008, the Plan adopted an amendment that provided for a contribution escalation clause. This provision assumes that each Plan participant who is contributing less than 15% of compensation to the Plan on September 15 of each year shall be deemed to have elected to increase his or her deferral percentage by one percent on and after, until the maximum percentage is reached.

In 2005, salaried employees hired on or before June 30, 2005, were eligible to make a choice between two employer contribution programs for the 2006 plan year and thereafter. Participants who chose the "Current Program" continued to receive the same employer contributions that were in effect prior to January 1, 2006 and also continued accruing benefits under the Sara Lee Corporation Salaried Pension Plan ("the Pension Plan"), a separate plan sponsored by the Company. Participants who chose the "New Program" received an enhanced employer contribution to the Plan and ceased accruing additional benefits under the Pension Plan. Salaried employees hired on or after July 1, 2005 receive employer contributions under the New Program. Nonunion hourly employees continue to receive employer contributions under the Current Program. Employees who are subject to a collective bargaining agreement receive employer contributions in accordance with the applicable provisions of the Plan agreement and the collective bargaining agreement.

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

Program Component	Current Program	New Program
Annual Company Contribution	Up to 2% of eligible pay	Up to 2% of eligible pay
Additional Annual Company Contribution	Not applicable	3.5% of eligible pay
Monthly Company Matching Contribution	100% of the first 2% of eligible pay contributed	100% of the first 4% of eligible pay contributed
Discretionary Company Matching Contribution	Up to an additional 50% of the first 2% of eligible pay contributed	Not applicable

The Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to partially prepay a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Rollovers

Participants may also contribute amounts representing distributions from other eligible retirement plans or individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

NOTE A – DESCRIPTION OF PLAN – Continued

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to reemployed participants as defined in the Plan agreement applicable to those certain groups of participants. Remaining forfeited accounts are then to be used to reduce Company matching contributions or administrative expenses determined by the Sara Lee Corporation Employee Benefits Administrative Committee. At December 31, 2008 and 2007, forfeited accounts totaled approximately $4,682,430 and $3,430,732, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

Investment Options

Participants may direct their total account balance amongst various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans ("the SLC Investment Trust") in 1% increments. Participants may change their investment elections daily, subject to trading restrictions on certain Vanguard funds.

Loans to Participants

Participants may borrow from their account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal*. As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Participants may now have up to two loans outstanding at one time, however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the SLC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

NOTE A – DESCRIPTION OF PLAN – Continued

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any remaining nonvoted allocated shares and the unallocated shares based on the percentage of voted allocated shares.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, investment income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, contributions receivable of approximately $0 and $620, respectively, and other payables of approximately $298,000 and $310,000 (primarily accrued interest), respectively, would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2008 and 2007.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Adoption of New Accounting Standard

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, "Fair Value Measurements" ("FAS 157"). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, "Determining the Fair Value of a Financial Assets When the Market for that Asset is Not Active." This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan's net assets available for benefits.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Effect of Newly Issued But Not Yet Effective Accounting Standards

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly*. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors. The Plan's interest in the SLC Investment Trust is stated at estimated fair value based upon the fair values of the underlying investments held in the master trust.

Fully Benefit-Responsive Investment Contracts

While the Plan's interest in the SLC Investment Trust is presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the SLC Investment Trust's interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer all of or a portion of their investments at contract value. The SLC Investment Trust holds direct interests in fully benefit-responsive contracts through its investment in the Interest Income Fund (see Notes C and F). No adjustment from fair value to contract value is presented in the statement of net assets available for benefits as of December 31, 2007, as the amount of the adjustment has been determined to be immaterial.

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value of Long-Term Debt

The fair value of the Plan's interest in the long-term debt held within the SLC Investment Trust is estimated based on the current rates available to the Plan for debt of the same remaining maturities. The Plan's carrying amount for its long-term debt approximates fair value at December 31, 2008.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE C – INVESTMENT CONTRACTS

The SLC Investment Trust invests in the Interest Income Fund, a unitized fund established solely for the investment of the assets of the SLC Investment Trust. The interest income fund is maintained by Invesco Group Trust ("Invesco") and consists of investments in several fully benefit responsive guaranteed investment contracts, synthetic guaranteed investment contracts and common collective funds. Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at contract value (see Note B).

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

NOTE C – INVESTMENT CONTRACTS - Continued

The crediting interest rates of the contracts are based on an agreed-upon formula with the issuer, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the statement of net assets available for benefits as *Adjustment from fair value to contract value for fully benefit-responsive contracts.* No adjustment is reflected in the Plan's 2007 statement of net asset available for benefits or in the presentation of the 2007 net assets in the SLC Investment Trust in Note F, as the fair values of the investment contacts have been estimated to approximate their contract value as of December 31, 2007.

	2008	2007
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings (1)	4.33%	4.97%
Based on interest rate credited to participants(2)	6.48%	5.02%

(1) Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE D – TRANSFERS

Effective November 1, 2007, participants in the Maintenance Grocers Baking Company Retirement Savings Plan had their balances totaling $1,095,277 transferred into the Plan. During 2008, additional amounts $206,277 representing participant balances were transferred into the Plan.

NOTE E – NOTES PAYABLE

The ESOPS merged into the Plan effective December 31, 2002. The ESOPS were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets no longer collateralized by the notes payable and that participants have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible participants. The balance of the notes payable is considered part of the SLC Investment Trust and, therefore, is reflected as part of this investment in the statements of net assets.

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes was transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance was then scheduled to be paid off in 2003. The Original Notes principal payment of $40,603,082, that bore interest at 8.176%, was paid in full in 2003.

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan that bore interest at 6.25% and the $985,000 term loan that bore interest at 7.48% were paid in full on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. The outstanding Wachovia Prepayment Notes were paid in full on June 15, 2004.

NOTE E – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%. The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 preferred shares related to December 1998.

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New Sara Lee Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for the New Sara Lee Note to be repaid (semi-annually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New Sara Lee Note for the next five years and thereafter is as follows:

2009		$ 7,646,620
2010		7,230,249
2011		6,853,114
2012		6,512,437
2013		6,205,454
Thereafter		73,598,589

Effective June 15, 1999, the New Sara Lee Note outstanding principal bears an interest rate of 6.3%, payable semiannually commencing December 15, 1999. In June 2005, a prepayment of the New Sara Lee Note in the amount of $3,750,176 was made reducing the outstanding principal of the loan.

NOTE E – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million ("the Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

Notes Payable – The Earthgrains Company Employee Stock Ownership/401(k) Plan

In July 1996, the ERG ESOP issued $16,799,352 of guaranteed 8% notes to Earthgrains. The proceeds of the notes were used to purchase 513,114 shares of Earthgrains common stock. The number of these shares increased as a result of the two-for-one stock splits occurring on July 28, 1997 and July 20, 1998. In conjunction with Sara Lee's acquisition of Earthgrains, Sara Lee assumed the outstanding obligation of the notes and the Earthgrains common stock was converted to Company common stock.

NOTE F – INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of the assets of the Plan and several other defined contribution plans sponsored by the Company. As of July 24, 2006, the Plan became the sole plan in the SLC Investment Trust. The Northern Trust Company held and continues to hold the net assets of the SLC Investment Trust.

At December 31, 2008 and 2007, the Plan's interest in the net assets of the SLC Investment Trust was 100% in allocated net assets and 100% in unallocated net assets.

NOTE F – INTEREST IN SLC INVESTMENT TRUST - Continued

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2008 and 2007 is as follows:

	December 31, 2008		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 80,720,753	$ 78,558,984	$ 159,279,737
Investment in common/ collective trusts	177,087,628	-	177,087,628
Investment in registered investment companies	266,458,406	-	266,458,406
Participant loans	22,391,317	-	22,391,317
Investment and wrap contracts	3,616,559	-	3,616,559
Total investments	550,274,663	78,558,984	628,833,647
Receivables	1,935,142	248	1,935,390
Total assets	552,209,805	78,559,232	630,769,037
Liabilities	(186,852)	-	(186,852)
Notes payable	-	(108,046,463)	(108,046,463)
Net assets reflecting all investments at fair value	552,022,953	(29,487,231)	522,535,722
Adjustment from fair value to contract value for fully benefit-responsive contracts	5,799,333	-	5,799,333
Net assets of SLC Investment Trust	$ 557,822,286	$ (29,487,231)	$ 528,335,055

NOTE F – INTEREST IN SLC INVESTMENT TRUST – Continued

	December 31, 2007		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 124,434,502	$ 142,022,338	$ 266,456,840
Investment in common/ collective trusts	140,637,378	-	140,637,378
Investment in registered investment companies	404,881,888	-	404,881,888
Participant loans	21,337,654	-	21,337,654
Investment contracts	12,086,625	-	12,086,625
Other	970,482	-	970,482
Total investments	704,348,529	142,022,338	846,370,867
Receivables	902,562	971,393	1,873,955
Total assets	705,251,091	142,993,731	848,244,822
Liabilities	(188,383)	-	(188,383)
Notes payable	-	(119,219,406)	(119,219,406)
Net assets reflecting all investments at fair value	705,062,708	23,774,325	728,837,033
Net assets of SLC Investment Trust	$ 705,062,708	$ 23,774,325	$ 728,837,033

SLC Investment Trust gain (loss) allocated to the participating plans for the year ended December 31, 2008 is as follows:

	Year ended December 31, 2008		
	Allocated	Unallocated	Total
Interest and dividend income	$ 14,133,418	$ 3,620,037	$ 17,753,455
Net appreciation (depreciation) in fair value of investments			
Corporate stocks – common	(48,969,877)	(53,540,007)	(102,509,884)
Investment in registered investment companies	(137,370,679)	-	(137,370,679)
Common collective trusts	6,965,810	-	6,965,810
Other	(47,098)	47,098	-
Net investment loss	$(165,288,426)	$(49,872,872)	$(215,161,298)

NOTE F – INTEREST IN SLC INVESTMENT TRUST - Continued

At December 31, 2008 and 2007, the SLC Investment Trust held 16,269,636 and 16,591,335 shares of Company common stock, respectively. These shares had a fair value of $159,279,737 and $266,456,840 as of December 31, 2008 and 2007, respectively. During 2008, the SLC Investment Trust earned $6,961,447 of dividends on Company common stock.

Valuation of Investments in the SLC Investment Trust

FAS 157 defines fair value as the price that would be received by the SLC Investment Trust for an asset or paid by the SLC Investment Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the SLC Investment Trust's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the SLC Investment Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the SLC Investment Trust has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the SLC Investment Trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the SLC Investment Trust.

The fair values of mutual fund investments and publicly traded common stocks held by the SLC Investment Trust are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of participation units held by the SLC Investment Trust in common collective trusts are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

The fair value of the interest held in the Interest Income Fund by the SLC Investment Trust is based on the net asset value of the fund, reflecting all investments at fair value, including direct interests in fully benefit-responsive investment contracts, as reported by the fund manager. The fair values of the fixed rate traditional guaranteed investment contracts held in the SLC Investment Trust have been estimated

NOTE F – INTEREST IN SLC INVESTMENT TRUST - Continued

with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality (level 3 inputs). The fair value of a security-backed synthetic investment contract is the sum of the fair values of the underlying common collective trusts (level 2 inputs). The fair values of wrap contracts associated with synthetic investment contracts within the SLC Investment Trust have been based upon the estimated replacement costs of the wrap contracts using current re-bid prices for similar wrapper contracts as of the financial statement dates (level 3 inputs). The fair values of the wrapper contracts were $282,574 and $0 as of December 31, 2008 and 2007, respectively.

Participant loans are reported at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that many not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the SLC Investment Trust, excluding participant loans	$425,738,143	$177,087,628	$3,616,559

NOTE F – INTEREST IN SLC INVESTMENT TRUST - Continued

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2008	$12,086,625
Included in change in net assets available for benefits:	
Interest	323,550
Change in estimated fair value of fully benefit responsive investment contracts*	214,390
Purchases, sales and settlements, net	(9,008,006)
Ending balance, December 31, 2008	$3,616,559

* - Unrealized appreciation, reflected as increase in investments and an offsetting adjustment from fair value to contract value in the statement of net assets available for benefits.

Included in the Plan's 2008 statement of changes in net assets available for benefits is $147,093 of interest income pertaining to level 3 investments that are still held by the SLC Investment Trust as of December 31, 2008.

NOTE G – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS is as follows:

	December 31, 2008		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 80,720,753	$ 78,558,984	$ 159,279,737
Investment in common/collective trust - short-term investment fund	2,356,842	-	2,356,842
Total investments	83,077,595	78,558,984	161,636,579
Dividends receivable	863,352	-	863,352
Short-term interest receivable	1,190	248	1,438
Other receivable	922,692	-	922,692
Total assets	84,864,829	78,559,232	163,424,061
Liabilities	(28,737)	(108,046,463)	(108,075,200)
Net assets	$ 84,836,092	$ (29,487,231)	$ 55,348,861

	December 31, 2007		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 124,434,502	$ 142,022,338	$ 266,456,840
Investment in common/collective trust - short-term investment fund	3,380,256	-	3,380,256
Total investments	127,814,758	142,022,338	269,837,096
Dividends receivable	789,829	-	789,829
Short-term interest receivable	12,577	1,603	14,180
Other receivable	969,790	-	969,790
Total assets	129,586,954	142,023,941	271,610,895
Liabilities	(36,050)	(118,249,616)	(118,285,666)
Net assets	$ 129,550,904	$ 23,774,325	$ 153,325,229

NOTE G – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	Year ended December 31, 2008		
	Allocated	Unallocated	Total
Changes in net assets			
Investment loss	$ (45,577,025)	$ (49,872,872)	$ (95,449,897)
Participant contributions	2,312,520	-	2,312,520
Company contributions	1,195,778	13,891,001	15,086,779
Distribution to participants	(8,984,236)	-	(8,984,236)
Transfers to other funds	(3,592,509)	(94,854)	(3,687,363)
Allocation of shares	9,923,348	(9,923,348)	-
Interest expense	-	(7,261,483)	(7,261,483)
Expenses	7,312	-	7,312
Total	$ (44,714,812)	$ (53,261,556)	$ (97,976,368)

At December 31, 2008 and 2007, approximately 30% and 37% of the Plan's net assets were invested in Company common stock through investment in the SLC Investment Trust.

NOTE H – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the SLC Investment Trust, are invested in participant loans, investments managed by The Northern Trust Company, the trustee of the Plan, and investments managed by Invesco Group Trust, the investment manager of the Interest Income Fund; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see Note G). The Plan pays certain administrative costs of the Plan; these transactions qualify as party in interest.

NOTE I – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and change in net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 528,335,055	$ 728,837,033
Amounts due to participants	(55,804)	(139,878)
Adjustment between contract value and fair value of benefit responsive investment contracts	(5,799,333)	1,414,028
Net assets available for benefits per the Form 5500	$ 522,479,918	$ 730,111,183

	Year ended December 31, 2008
Decrease in net assets available for benefits per the financial statements	$ (200,501,978)
Amounts allocated to withdrawing participants at end of year	(55,804)
Amounts allocated to withdrawing participants at beginning of year	139,878
Change in difference between contract value and fair value of benefit responsive investment contracts	(7,213,361)
Decrease in net assets available for benefits per the Form 5500	$ (207,631,265)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

NOTE K – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Sara Lee Corporation 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of plan sponsor: Sara Lee Corporation
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d)** Cost	(e) Current value
*	Participant loans	Interest rates ranging from 4.0% - 10.75%	$ -	$ 22,391,317
			$ -	$ 22,391,317

* Party-in-interest as defined by ERISA Section 3(14).
** Cost information not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009

Sara Lee Corporation 401(k) Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: ______________________________

Stephen J. Cerrone, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Sara Lee Corporation of our report dated June 25, 2009 appearing in this Annual Report on Form 11-K of the Sara Lee Corporation 401(k) Plan for the year ended December 31, 2008.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2009